Exhibit 99.2

POINTS INTERNATIONAL LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of POINTS INTERNATIONAL LTD. (the "Corporation") will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on October 26, 2010, at 9:00 a.m. (Toronto Time) for the following purposes:

1.

to consider and, if deemed appropriate, adopt a special resolution, the text of which is set forth in Schedule A to the accompanying Management Information Circular, approving an amendment to the Corporation's articles of continuance to consolidate its issued and outstanding common shares on the basis of a ratio within the range of one post-consolidation common share for every eight pre-consolidation shares to one post-consolidation common share for every twelve pre- consolidation common shares, with the ratio to be selected and implemented by the Corporation's board of directors in its sole discretion, if at all, at any time prior to October 26, 2011; and

2.

to consider and, if deemed appropriate, adopt an ordinary resolution, the text of which is set forth in Schedule B to the accompanying Management Information Circular, approving an amendment to the Corporation's incentive stock option plan to increase the maximum number of common shares that may be issued thereunder by an additional 4,500,000 to be implemented by the Corporation's board of directors in its sole discretion, if at all, at any time prior to October 26, 2011.

Only shareholders of record at the close of business on September 20, 2010 will be entitled to notice of and to vote at the Meeting.

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares. If your common shares are held in your own name you are a registered shareholder and are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting, whether or not you are able to attend personally.

All instruments appointing proxies must arrive no later than 9:00 a.m. (Toronto time) on October 22, 2010, provided however, that the chairman of the meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the meeting or any adjournment thereof, or in accordance with any other manner permitted by law.

DATED at Toronto, Ontario, this 24th day of August, 2010.

By Order of the Board of Directors

Rob MacLean
Chief Executive Officer